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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2017

001-14832
(Commission File Number)

CELESTICA INC.
(Translation of registrant's name into English)

844 Don Mills Road
Toronto, Ontario
Canada M3C 1V7
(416) 448-5800
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                      Form 20-F ☒                                Form 40-F ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Furnished Herewith (and incorporated by reference herein)

Exhibit No.	Description
99.1	Notice of Meeting and Management Information Circular for the April 20, 2017 Annual Meeting of Shareholders
99.2	Form of Proxy (Multiple Voting Shares)
99.3	Form of Proxy (Subordinate Voting Shares)
99.4	Voting Instruction Form for US beneficial holders
99.5	Voting Instruction Form for Canadian beneficial holders
99.6	Request card for both US and Canadian registered holders
99.7	Chief Executive Officer's Letter to Shareholders

        The information contained in this Form 6-K is not incorporated by reference into any registration statement (or into any prospectus that forms a part thereof) filed by Celestica Inc. with the Securities and Exchange Commission.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: March 13, 2017	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal and Administrative Officer

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Meeting and Management Information Circular for the April 20, 2017 Annual Meeting of Shareholders
99.2	Form of Proxy (Multiple Voting Shares)
99.3	Form of Proxy (Subordinate Voting Shares)
99.4	Voting Instruction Form for US beneficial holders
99.5	Voting Instruction Form for Canadian beneficial holders
99.6	Request card for both US and Canadian registered holders
99.7	Chief Executive Officer's Letter to Shareholders

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Furnished Herewith (and incorporated by reference herein)
SIGNATURES
EXHIBIT INDEX